

14045650

SECUF   .SION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27691

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___ January 1, 2013 ___ AND ENDING___ December 31, 2013 ___

                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IFC Holdings, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12750 Citrus Park Lane, Suite 300

                                (No. and Street)

Tampa, FL   33625

            (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Vanessa Lambrechts   310-899-8672

                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP

                       (Name – *if individual, state last, first, middle name*)

355 South Grand Avenue, Suite 2000, Los Angeles, CA   90071

       (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

RECEIVED FEB 2 7 2014

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _____Vanessa Lambrechts_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____IFC Holdings, Inc_____ , as

of _____December 31_____, 20 13 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____ Signature _____ ,

VP, Controller
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568



Report of Independent Registered Public Accounting Firm on
Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
IFC Holdings, Inc.
12750 Citrus Park Lane
Suite 300
Tampa, Florida 33625

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by IFC Holdings, Inc. (the Company), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

For the purpose of this letter, unless otherwise indicated, the following definitions have been adopted in presenting our procedures:

• The term "compare" means compare the amounts or percentages indicated and find them to be in agreement, unless otherwise noted. Such compared amounts and percentages are deemed to be in agreement if differences are attributable to rounding.

• The term "prove" means recalculate and compare the results to the amounts or percentages shown and find to be in agreement, unless otherwise noted. Such recalculated amounts and percentages are deemed to be in agreement if differences are attributable to rounding.

The procedures we performed below and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (including the related check copies and journal entry records);

2. Compared the total revenue amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013 with the amounts reported in Form SIPC-7 for the year ended December 31, 2013;



3.   Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (including relevant Form X-17A-5 reports and detailed general ledger reports); and

4.   Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 and in the related supporting schedules and working papers utilized in procedure 3.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above, and is not intended to be and should not be used by anyone other than these specified parties.



February 21, 2014

IFC HOLDINGS, INC. AND SUBSIDIARY

(An Indirect, Wholly Owned Subsidiary of Prudential plc)

(SEC Identification No. 8-27691)

Consolidated Statement of Financial Condition

December 31, 2013

(With Report of Independent Registered Public Accounting Firm Thereon)

Field in accordance with Rule 17a-5(e)(3) of the Securities and Exchange Commission.

IFC HOLDINGS, INC. AND SUBSIDIARY
(An Indirect, Wholly Owned Subsidiary of Prudential plc)

Table of Contents



KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
IFC Holdings, Inc.:

We have audited the accompanying consolidated statement of financial condition of IFC Holdings, Inc. and its subsidiary (an indirect, wholly owned subsidiary of Prudential plc) as of December 31, 2013, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the consolidated statement of financial condition (the consolidated financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this consolidated financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the consolidated financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statement referred to above presents fairly in all material respects, the financial position of IFC Holdings, Inc. and its subsidiary as of December 31, 2013, in accordance with U.S. generally accepted accounting principles.

KPMG LLP

February 21, 2014

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity.

IFC HOLDINGS, INC. AND SUBSIDIARY
(An Indirect, Wholly Owned Subsidiary of Prudential plc)

Consolidated Statement of Financial Condition

December 31, 2013

Assets

Cash and cash equivalents	$	39,635,509
Marketable securities		44,427
Commissions receivable		15,465,732
Investment advisory receivable		2,324,214
Forgivable notes receivable, net of accumulated amortization of $12,736,485		9,318,008
Other receivables		3,114,338
Receivables from registered representatives, net of allowance of $1,120,688		1,104,570
Income taxes receivable		1,455,608
Deferred tax assets		21,215,533
Fixed assets, net of accumulated depreciation of $1,112,667		3,739,747
Deferred compensation held in trust		5,060,901
Prepaid expenses and other assets		1,772,352
Goodwill		16,814,500
Total assets	$	121,065,439

Liabilities and Stockholder's Equity

Liabilities:		
Drafts payable	$	607,637
Commissions payable		14,971,547
Investment advisory payable		2,092,065
Accounts payable and other accrued expenses		11,996,882
Deferred compensation held in trust		5,060,901
Payable to affiliates		2,200,034
Total liabilities		36,929,066
Stockholder's equity		84,136,373
Total liabilities and stockholder's equity	$	121,065,439

See accompanying notes to the consolidated statement of financial condition.

(1) Organization

IFC Holdings, Inc. (the Company) and subsidiary is a wholly owned subsidiary of National Planning Holdings, Inc. (NPH), which in turn is an indirect, wholly owned subsidiary of Prudential plc. The Company is a registered broker-dealer and investment advisor with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority. The Company offers financial products (primarily mutual funds and insurance products) through its registered representatives to customers located throughout the United States.

The Company has evaluated events occurring after the balance sheet date (subsequent events) through February 21, 2014, the date the consolidated statement of financial condition was available to be issued, to determine whether any subsequent events necessitated adjustment to or disclosure in the consolidated statement of financial condition. No such events were identified.

(2) Significant Accounting Policies

The consolidated statement of financial condition includes the accounts of the Company and its wholly owned subsidiary, Investment Centers of America, Inc. (ICA). These companies are collectively referred to as the Company. All significant intercompany transactions have been eliminated in the consolidation process.

(a) *Cash and Cash Equivalents*

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents include $37,399,013 in money market accounts and $802,792 in money market funds. Cash held in banks periodically exceeds the Federal Deposit Insurance Corporation's (FDIC) insurance coverage of $250,000, and as a result, there is a concentration of credit risk related to amounts in excess of FDIC insurance coverage.

(b) *Marketable Securities*

Securities are carried at fair value based on quoted market prices and are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date, and interest is recorded on the accrual basis.

(c) *Drafts Payable*

Drafts payable represents amounts drawn by the Company pursuant to a sweep agreement with a bank. Under this agreement, the bank does not advance cash to the Company.

(d) *Fixed Assets*

Fixed assets are carried at cost, less accumulated depreciation and amortization. Depreciation is computed on a straight-line basis using the estimated useful lives of the assets. Fixed assets consist primarily of computer hardware and software, leasehold improvements, office equipment, and furniture and fixtures, which are depreciated over three to seven years. Leasehold improvements are depreciated over the shorter of the estimated useful life or the lease term.

(Continued)

(e) Goodwill

Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in a purchase business combination. Goodwill is reviewed for impairment at least annually. An entity has the option to perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount prior to performing the two-step goodwill impairment test. If this is the case, the two-step goodwill impairment test is required. If it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, the two-step goodwill impairment test is not required. If the two-step goodwill impairment test is required, first, the fair value of the enterprise is compared with its carrying value (including goodwill). If the fair value of the enterprise is less than its carrying value, an indication of goodwill impairment exists and the enterprise must perform step two of the impairment test. Under step two, an impairment loss is recognized for any excess of the carrying amount of the enterprise's goodwill over the fair value of that goodwill. The fair value of goodwill is determined by allocating the fair value of the enterprise in a manner similar to a purchase price allocation. The residual fair value after this allocation is the implied fair value of the enterprise's goodwill.

During 2013, the Company performed a qualitative assessment of goodwill and determined that it is not more likely than not that the fair value of the Company is less than the carrying amount. Accordingly, no impairment was recorded in 2013.

(f) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

The Company is included in a consolidated federal income tax return with Brooke Holdco1 Inc. (BH1), an indirect, wholly owned subsidiary of Prudential plc. The Company's tax-sharing agreement with BH1 is based on the separate return method and intercompany taxes are settled on an annual basis. The Company files combined state tax returns in approximately 27 states and separate state income tax returns for the other states that the Company is required to file income tax returns. The Company does not have a right to reimbursement for the utilization of its losses in the federal consolidated tax return.

(Continued)

(g) Receivable from Registered Representatives

Receivable from registered representatives relates to outstanding balances from representatives and forgivable notes offered to registered representatives who have not achieved a predetermined percentage of the agreed-upon gross dealer concessions and must pay down a portion of the note. When it has been determined that a note will be repaid by a representative, the amount to be repaid is reclassified from forgivable notes receivable to receivable from registered representative. Upon reclassification, the receivable accrues interest at the stated rate of the note. The Company has not and does not intend to sell these receivables.

The allowance for doubtful accounts is the Company's best estimate of the amount of credit losses in the Company's existing receivable from registered representatives. The allowance is determined on an individual receivable basis upon review of the probability that a registered representative will not repay all principal and interest contractually due. A receivable is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due, including contractual interest payments. The Company does not accrue interest when a receivable is considered impaired. When ultimate collectability of the principal balance of the impaired receivable is in doubt, all cash receipts on impaired receivables are applied to reduce the principal amount of such receivables until principal has been recovered and are recognized as interest income thereafter. Impairment losses are charged against the allowance. Receivables are written off against the allowance when all possible means of collection have been exhausted and the potential for recovery is considered remote.

(h) Use of Estimates

The preparation of the accompanying consolidated statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and the accompanying notes. These estimates and assumptions are based on management's best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate.

(i) Fair Value Measurements

The financial instruments of the Company are reported in the consolidated statement of financial condition at fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments. The Company has determined the fair value of money market funds, marketable securities, and investments held in the nonqualified deferred compensation plan using the market approach as these financial instruments trade in an active market.

(Continued)

(3) Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and liabilities are as follows:

Deferred tax assets:		
Forgivable loans	$	2,913,127
Allowance for doubtful accounts		430,486
Deferred compensation		20,199,083
Accrued vacation		209,863
Commission held		86,190
Accrued rent		827,592
State NOL		68,480
Accrued bonus		284,892
Other		414,469
Total deferred tax assets		25,434,182
Deferred tax liabilities:		
Prepaids		(356,555)
Depreciation		(975,770)
Intangible amortization		(2,876,072)
Unrealized gain on marketable securities		(10,252)
Total deferred tax liabilities		(4,218,649)
Net deferred tax assets	$	21,215,533

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

To date, the Company has generated a Michigan net operating loss of $61,565. A valuation allowance has been placed against the state net operating loss deferred asset as of December 31, 2013 due to the uncertainty of its ultimate realization.

(Continued)

For tax purposes as of December 31, 2013, the Company had a state net operating loss (NOL) of $691,143, which can be carried forward and will expire according to the following table:

Number of years to utilize		Amount of loss expiring
0 – 5 years	$	5,030
6 – 7 years		171,384
8 – 10 years		429,088
11 – 12 years		4,004
13 – 15 years		81,637
	$	691,143

The Company has a state tax receivable of $455,796 and a federal income tax receivable of $999,812. As of December 31, 2013, there are no unrecognized tax benefits.

The federal income tax returns for tax years 2009 and 2010 are under examination by the Internal Revenue Service. The federal income tax returns for 2011 and 2012 remain open to examination. The Company does not believe it is probable that a significant change will occur within the coming year to its unrecognized tax benefits.

(4) Fair Value Measurements

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with Accounting Standards Codification (ASC) 820-10, *Fair Value Measurement*. Fair value is defined as the price that would be received to sell an asset or would be paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date.

ASC 820-10 established a three-level hierarchy for fair value measurements that distinguishes between market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The hierarchy level assigned to each security held by the Company is based on the assessment of the transparency and reliability of the inputs used in the valuation of such security at the measurement date. The three hierarchy levels are defined as follows:

- Level 1 – Valuations based on unadjusted quoted market prices in active markets for identical securities

- Level 2 – Valuations based on observable inputs (other than Level 1 prices), such as quoted prices for similar assets at the measurement date; quoted prices in markets that are not active; or other inputs that are observable, either directly or indirectly

- Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement, and involve management judgment

(Continued)

The Company has evaluated its investments in money market funds, marketable securities, and investments held in the nonqualified deferred compensation plan, and determined that based on the unadjusted quoted market prices in active markets used to determine fair value that these are classified as Level 1 investments.

(5) Clearing Agreement

The Company is an introducing broker and clears transactions with and for customers on a fully disclosed basis with National Financial Services Corporation (NFSC) and Pershing LLC, a Bank of New York Mellon company. The Company promptly transmits all customer funds and securities to NFSC and Pershing LLC. In connection with these arrangements, the Company is contingently liable for its customers' transactions.

(6) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (Rule 15c3-1) and is required to maintain a minimum "net capital" equivalent of $250,000, or 2%, of "aggregate debit items," whichever is greater, as these terms are defined. As of December 31, 2013, the Company had net capital of $12,962,444, which was $12,712,444 in excess of its requirement.

(7) Forgivable Notes Receivable

The Company holds forgivable notes from certain registered representatives. Under the terms of the forgivable notes, the principal is forgiven over a period of time, generally five to seven years. The forgiveness of the notes is contingent upon the continued affiliation of the representative and the representative achieving agreed-upon production levels, measured in terms of gross dealer concessions.

The Company records amortization of the principal balance of the notes monthly on a straight-line basis over the term of the note. Typically, when the representative does not achieve the minimum gross dealer concessions, but does achieve a predetermined percentage of the agreed-upon production levels, the term of the forgivable notes may be extended. Under such circumstances, the unamortized balance of the note is amortized over the remaining term. Typically, if the representative achieves an amount lower than the predetermined percentage of the agreed-upon production levels, the representative must pay down a portion of the note, and the remaining balance is amortized over the remaining term. In some instances, when it has been determined that a note will be repaid by a representative; the amount to be repaid is reclassified from forgivable notes receivable to receivable from registered representatives.

The activity in the forgivable notes receivable comprises the following:

Balance as of December 31, 2012	$	11,726,181
Granted		1,566,963
Amended notes		(1,021,528)
Amortization		(2,953,608)
Balance as of December 31, 2013	$	9,318,008

(Continued)

During 2013, forgivable notes receivable totaling $2,602,107 became fully amortized and were forgiven by the Company.

(8) Receivables from Registered Representatives and Allowance for Doubtful Accounts

Receivables from registered representatives, with interest rates ranging from 3.00% to 4.61%. The receivables mature from January 20, 2014 through October 1, 2017	$	824,146
Other receivables from registered representatives		280,424
Receivables from registered representatives, net	$	1,104,570

The activity in the allowance for doubtful accounts for receivables from registered representatives for the year ended December 31, 2013 comprises the following:

Allowance for doubtful accounts as of beginning of year	$	838,109
Additions charged to bad debts expense		335,070
Write-downs charged against the allowance		(52,491)
Allowance for doubtful accounts as of end of year	$	1,120,688

(9) Fixed Assets

The major classifications of fixed assets are as follows:

Leasehold improvements	$	3,094,403
Office equipment, furniture, and fixtures		1,515,841
Computer hardware and software		242,170
Total fixed assets		4,852,414
Less accumulated depreciation		(1,112,667)
Fixed assets, net	$	3,739,747

(10) Defined Contribution Plans

The Company participates with Jackson National Life Insurance Company (Jackson) (which is also an indirect, wholly owned subsidiary of Prudential plc) in defined contribution retirement plans covering all eligible full-time employees. The Company's annual contributions are based on a percentage of covered compensation paid to participating employees during each year.

(11) Employee Deferred Compensation Plan

The Company has a nonqualified deferred compensation plan for certain employees. Effective December 28, 2006, this plan is no longer accepting new contributions. All plan assets are included as an asset and a corresponding liability in deferred compensation held in trust. The asset and liability are each

(Continued)

$169,425 as of December 31, 2013 and are included in the accompanying consolidated statement of financial condition.

(12) Related-Party Transactions

The Company participates in the allocation of costs in which NPH and the other wholly owned subsidiaries of NPH allocate a portion of their operating expenses to the Company, and the Company allocates a portion of its operating expenses to the other subsidiaries of NPH. Jackson allocates the shared services expense based on a percentage of time spent on the activity.

Pursuant to the tax-sharing agreement, the Company paid $11,765,000 for federal income taxes for the year ended December 31, 2013.

(13) Representative Deferred Compensation Program

The Company has a nonqualified deferred compensation plan for certain registered representatives of the Company. Effective April 1, 2004, all plan assets were frozen and are included as an asset and a corresponding liability in deferred compensation held in trust. The asset and liability are each $4,891,476 as of December 31, 2013, and are included in the accompanying consolidated statement of financial condition.

All contributions made after April 1, 2004 are transferred to Jackson for the purpose of facilitating administration of the plan. The Company's annual contributions are based on commission revenue production of participating registered representatives during the year.

(14) Commitments and Contingencies

(a) Leases

The Company leases its primary premises under an operating lease, which expires May 31, 2024. The lease agreement provides for rental escalations over the term of the operating lease. The Company recognizes the rental increases over the term of the lease on a straight-line basis. The following is a schedule by years of the minimum rental commitments for the premises under this noncancelable lease as of December 31, 2013:

2014	$	671,970
2015		1,182,394
2016		1,217,590
2017		1,254,367
2018		1,292,006
Thereafter		7,710,412
Total	$	13,328,739

(Continued)

(b) *Litigation*

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position or liquidity.